Exhibit 4.34

AGREEMENT

BETWEEN

THE STATE OF COTE D’IVOIRE

AND

RANDGOLD RESOURCES COTE D’IVOIRE SARL

AGREEMENT

BETWEEN

The State of Cote d’Ivoire, hereafter referred to as the “STATE”, represented by:

•	The Minister of Mines and Energy, Mr Augustin KOUADIO KOMOE, domiciled at his offices situated in Abidjan;

•	The Minister of Economic Affairs and Finance, Mr Charles Koffi DIBY, domiciled at his offices situated in Abidjan;

ON THE ONE HAND

AND

Randgold Resources Côte d’Ivoire S.A.R.L. (hereafter referred to as “Randgold CI”), whose headquarters is located in Abidjan, Cocody – Ambassades, 01 BP 1216 Abidjan 01, registered in the Trade Register under number CI – ABJ – 1997 – B 212 -176, represented by its statutory manager, Dr Dennis Mark BRISTOW, a subsidiary of Randgold Resources (Côte d’Ivoire) Limited, based in Jersey, known as “Randgold CI Ltd”.

ON THE OTHER HAND.

RECITALS:

1.	In accordance with the provisions of the Mining Code, physical persons or legal entities may undertake or carry out an activity governed by the Mining Code on state-owned or privately owned land on condition that they have previously obtained mining rights or an authorisation according to the conditions determined by the Mining Code.

Article 16 of the Mining Code states in addition that a mining permit shall be automatically granted to any holder of an exploration permit who has:

•	Furnished proof of the existence of a deposit within his exploration permit,

•	Established the existence of this deposit by drawing up a feasibility study,

•	Presented an application for a Mining Permit before expiry of the validity period of this exploration permit.

2.

RANDGOLD CI, an exploration and mining company, which has the necessary technical and financial capacity has for some years been carrying out exploration activities in respect of gold and related substances, in a mining area called Nielle PR 092, granted by Decree No. 96-922 of 29 November 1996, a copy of which is attached in Annexure 1; this exploration permit was extended by Order N° 016/MME/DMG dated 03 May 2000 for the first renewal of PR N° 92 (Annexure II) and by Order N° 0005/MME/DM dated 24 January 2002 for the second renewal, as well as a letter awarding an extension of validity, N° 0639/MEMME/CAB of 23 July 2003 (annexure III).

3.	Exploration activities carried out have revealed the existence of an area of gold mineralisation in the above mentioned area and more particularly at Tongon. A feasibility study was carried out for this area on the basis of which RANDGOLD CI applied for and obtained a Mining Permit (PE 34) by Decree N° 2010-193 dated 01 July 2010 (Annexure IV).

In accordance with the provisions of Article 3 of the said Decree, RANDGOLD CI undertakes to cede this permit to the Mining Company that will be established.

The Parties have met to define, below, the mining conditions of the aforesaid deposit in an agreement to be concluded between the State and RANDGOLD CI, hereafter to be referred to as the Agreement.

THE FOLLOWING HAS BEEN AGREED ON AND DECIDED:

PART 1 : GENERAL PROVISIONS

ARTICLE 1 : DEFINITIONS AND INTERPRETATION

According to the terms of the present Agreement, without prejudice to the provisions of the Mining Code, the terms below are defined as follows:

1.1	Mining Code: Act N° 95-553 of 18 July 1995 pertaining to the Mining Code of the Republic of Côte d’Ivoire and its Implementing Decree N° 96-634 of 09 August 1996,

1.2	General Tax Code: Refers to the law regarding the General Tax Code in force on the date of signature of this Agreement as well as all other provisions of the aforesaid Code referring to the Mining Code.

1.3	Agreement: This Agreement and its annexures as well as all the modifying clauses which are added by codicil by the signatory parties.

1.4	First Commercial Production Date: The date of the first marketing of the Product of which notification is given to the Minister in charge of Mines and the Minister of Economic Affairs and Finance, with the exception of any operations carried out on a trial basis.

1.5	Director: The Director responsible for Mining or his duly appointed representative.

1.6	DDM: The Directorate of Mining Development or the Departmental Division responsible for mines.

1.7	The State: The State of Côte d’Ivoire.

1.8	Feasibility Study: A study carried out in accordance with the provisions of the Mining Code and relative to the development of a deposit or any part of this deposit with a view to working it and putting it into production, describing the proposed development, techniques to be used, the rate of production, timeframes and an estimate of costs relative to the construction of the mine and facilities as well as the execution of development and mining operations with, from time to time, modifications proposed by the Operator under the direction and supervision of the Mining Company’s Board of Directors.

1.9	Mining: All operations consisting in the development of a deposit for commercial purposes.

1.10	Subsidiary: Any related or controlled company.

1.11	Deposit: A mineral body identified by a Feasibility Study as being economically viable.

1.12	Libor: The inter-bank interest rate offered in London over a period of three (3) months, listed by all international banks.

1.13	Mining List: The list of equipment, apparatus, machinery, materials, consumables and spare parts drawn up according to the Customs classification and approved by the Mining Department and which will be periodically updated to take account of the practices and usages of the mining industry.

1.14	Mine: The mining site and its access roads, as well as the processing facility and all other facilities which have been built or set up within or outside of the Permit Area, relative to the Project or required for use within the context of the Project, including all buildings, offices, equipment, furniture and accessories, structures, open cast mining and underground mining infrastructure, machinery, equipment, housing, mining townships, means of transport and all other relevant infrastructure, equipment and facilities.

1.15	Minister: The Minister responsible for Mines and Energy or the Minister of Economic Affairs and Finance.

1.16	MIJL: a company based in Jersey and called Mining Investment Jersey Limited, a subsidiary of Randgold Resources Limited.

1.17	Development: All operations and investments conducted with a view to mining the deposits, and in particular construction, extraction, recovery and gold production activities.

1.18	Operator: The manager of mining activities by virtue of an operating contract signed with the Mining Company and approved by the Board of Directors.

1.19	Mining Operation(s): Refers to (i) construction and development operations in respect of mining infrastructure, (ii) production, transport, processing, transformation and marketing of Products from the Tongon gold deposits and (iii) more generally, all other operations and exploration activities in the permit area directly related to those mentioned in (i) and (ii) above and carried out within the framework of this Agreement.

1.20	Parties: The State and RANDGOLD CI and “Party”: means either the State or RANDGOLD CI, depending on the context.

1.21	Permit Area: The area described in the Decree instituting the Mining Permit.

1.22	Exploration Permit: The mineral rights that confer the right to explore, from which a Mining Permit can derive.

1.23	Mining Permit: the mineral rights that confer the right to mine a deposit.

1.24	Product: The gold mined commercially within the framework of this Agreement.

1.25	RANDGOLD CI LTD: A company based in Jersey and called Randgold Resources (Côte d’Ivoire) Limited, a shareholder of the Mining Company and subsidiary of Randgold Resources Limited (Randgold LTD).

1.26	RANDGOLD CI: A mineral exploration company called Randgold Resources Côte d’Ivoire S.A.R.L., a company governed under the laws of the Côte d’Ivoire, holder of an exploration permit and a subsidiary of Randgold CI LTD.

1.27	RANDGOLD LTD: A company based in Jersey and called Randgold Resources Limited, the Parent Company of RANDGOLD CI LTD.

1.28	Affiliated Company: any company controlled directly or indirectly by RANDGOLD LTD.

“Control” means the direct or indirect power to steer or cause the management and decision-taking to be steered in a certain direction by means of exercising the right to vote within the deliberating bodies

1.29	Parent Company: A company which, directly or indirectly has the power to control another company; in particular, without prejudice to the general term of parent company, a company is considered as such:

(i)	if it holds more than 50% of the issued capital or share blocks in this other Company; or

(ii)	if it holds more than 50% of voting rights within the framework of the appointment of directors relative to shares or share blocks issued by this other company; or

(iii)	if it has the power to determine the composition of the majority of the Board of this other company, including :

(a)	the power to appoint or remove all or the majority of the members of the Board without the approval or agreement of any other person;

(b)	the power to prevent the appointment of any person to the Board except with its consent;

1.30	Mining Company: The Company to be constituted between the Parties for purposes of mining and marketing of mineral substances from deposits discovered within the boundaries of the mining permit.

1.31	Subcontractor: Refers to (excluding the operator’s employees) any physical person or legal entity carrying out work at the request of the operator and which takes place within the framework of construction, mining activities and processing of ore.

1.32	Mineral Substances: Gold and associated substances.

ARTICLE 2 : PURPOSE OF THE AGREEMENT

The object of this Agreement is:

•	to contractually regulate the relations between the State and RANDGOLD CI and/or the Mining Company during the Mining phase.

•

to define and guarantee the general, legal, financial, fiscal, economic, administrative and labour conditions in terms of which RANDGOLD CI and/or the Mining Company will carry out Mining Operations within the area of the Mining Permit.

PART II: THE MINING PHASE

ARTICLE 3 : RIGHTS AND OBLIGATIONS RELATED TO THE MINING PERMIT

3.1	A Mining Permit, as defined in Article 18 of the Mining Code, grants the Mining Company, within the boundaries of the Permit Area and to an indefinite depth, the right to work and freely dispose of any Mineral Substances extracted.

3.2	The rights and obligations associated with the Mining Permit may be extended to the other minerals associated with the gold deposits.

In this case the applicant will have the right to request an extension of his permit to these minerals, which will be granted to him in accordance with the provisions of article 28 of the implementing decree of the Mining Code upon terms no less favourable than those mentioned in this Agreement.

3.3	A Mining Permit is awarded by Order in Council of Ministers for the lifespan of the Mine as specified in the Feasibility Study.

Should the mining period of the deposit exceed the duration of the Mining Permit as specified in the Feasibility Study, the Mining Company undertakes to apply for an extension in accordance with the provisions of the Mining Code.

3.4	The Parties acknowledge the right to extension of the Mining Permit, in accordance with the provisions of the Mining Code.

3.5	In accordance with Article 18 of the Mining Code the Mining Permit constitutes an indivisible movable asset which may not be pledged or mortgaged.

ARTICLE 4 : TERMS OF MINING ACTIVITIES

4.1	With a view to the Development of the deposits which were discovered, RANDGOLD CI and the State will establish in accordance with the legislation in force, a Mining Company governed by the laws of the Côte d’Ivoire, to which RANDGOLD CI will immediately and free of charge transfer the Mining Permit which has been granted to it.

However, in accordance with the provisions of the Mining Code, RANDGOLD CI will remain the title holder of any remaining part of the original Exploration Permit from which the Mining Permit derived in order to continue exploration work.

4.2	As soon as the Mining Company has been established, it will replace RANDGOLD CI with regard to the guarantees, rights and obligations that arise from this Agreement, of which it is a signatory.

ARTICLE 5 : OBJECT OF THE MINING COMPANY

5.1	The object of the Mining Company, as soon as the Mining Permit is granted, will be the Development, according to the rules of the art, of the deposits discovered within the Perimeter of the Permit according to the programme defined in the Feasibility Study

To that end, the State authorises the Mining Company, in accordance with the regulations in force, to undertake all required and necessary actions and transactions relative to operations for the Development of the Deposits that are the subject of the Feasibility Study.

5.2	The Mining Company will be governed by the provisions of the regulations in force, by its Articles and the present Agreement from the date of its signature.

ARTICLE 6 : PARTICIPATION OF THE PARTIES IN THE MINING COMPANY

6.1	The issued capital of the Mining Company constituted by contributions in cash and/or in kind shall be determined by common consent between the STATE and RANDGOLD CI.

According to the provisions of Article 5 of the Mining Code, the STATE will hold 10% of the issued capital in the Mining Company and the 89% belonging to RANDGOLD CI will be held by RANDGOLD CI LTD and 1% will be held by minority shareholders as allocated as follows:

• The STATE of Côte d’Ivoire:	10%
• RANDGOLD CI LTD:	89%
• Minority shareholders:	1%

6.2	In accordance with mining regulations, no financial contribution whatsoever will be requested from the STATE in respect of its 10% initial shares, even in the event of an increase in capital.

Consequently, over and above its stake in the issued capital of the Mining Company, Randgold CI LTD undertakes to finance the STATE’s free stake amounting to 10% of the said capital.

6.3	Over and above its initial free 10% interest, the STATE may acquire up to an additional contributive 15% interest by mutual agreement between the parties and at the market price.

This option may however only be taken up by the STATE after repayment by the Mining Company of all investment and exploration expenses owing to RANDGOLD C.I. LTD or to any other company which may take its place.

ARTICLE 7 : ORGANISATION OF THE MINING COMPANY

7.1	THE STATE and RANDGOLD CI LTD will conclude a shareholders’ agreement which will in particular determine the terms and conditions of the establishment and management of the Mining Company.

7.2	The Mining Company will be run by a Board of Directors which will be responsible for the achievement of the purpose of the company; its Chairman shall be appointed on the proposal of the majority shareholder.

7.3	The Board shall consist of, at most, ten (10) members of the Board of whom two (2) shall represent the STATE.

ARTICLE 8 : FINANCING OF THE ACTIVITIES OF THE MINING COMPANY

8.1	RANDGOLD CI LTD, for the purpose of mining activities, will have the right to freely seek the necessary funds for the said activities.

8.2	The financing of the construction and development of the mine, as well as any possible additional financing which may be required during the period of existence of the Mining Company, will be done by means of equity and/or shareholders’ or third parties’ loans.

8.3	The shareholders’ loans which form part of the financing of the activities of the Mining Company, including unused exploration expenses as a contribution in kind in establishing the capital of the Mining Company, will be registered in the shareholders’ current account and remunerated at the lower of Libor rate plus 2% (after taxes) or the BCEAO rate plus 2% (after taxes).

Such loans will be repaid according to the provisions contained in Article 8.5 below.

Notwithstanding the provisions of Article 18 A 6 of the General Tax Code, repayment of shareholders’ loans may continue beyond the maximum period of repayment of five (5) years.

8.4	Despite the provisions of Article 3.5 mentioned above and in order to obtain financial assistance, the Mining Company may, with the permission of the State, constitute in favour of lenders, securities over any fixed or movable assets belonging to it.

The assets of the Mining Company may constitute a guarantee to cover the repayment of loans granted by third parties.

THE STATE will offer administrative help in regard of the above.

8.5	At the end of the financial year the available cash flow will be distributed according to the following procedures and in the following order:

(a)	for the repayments of loans and debts contracted by the Mining Company from third parties and other financial institutions;

(b)	the repayment of loans made by shareholders in terms of financing the Mining Operations for the actual amount allocated to the said work;

(c)	for the payment of dividends to shareholders.

8.6	The Parties agree that the distribution of dividends to shareholders will be deferred until all debts and loans envisaged in Article 8.5 (a) and (b) above have been fully reimbursed and allocated to financing the investments necessary for Developing the deposits.

ARTICLE 9 : APPOINTMENT OF THE OPERATOR

The Mining Company will require the technical, financial and administrative assistance of a legal entity designated by the majority shareholder and who will act in the capacity of Operator.

For this purpose, RANDGOLD CI LTD being the majority shareholder, nominates MIJL as the Operator.

The services provided by the Operator and the manner of its remuneration will be the subject of a contract which will be submitted to the Mining Company’s Board of Directors for approval.

The said contract will be similar to existing contracts which are in effect in companies of the same kind.

ARTICLE 10 : PURCHASES AND SUPPLIES

The Mining Company, the Affiliated Companies and the Subcontractors will, as far as possible, use services and material from Côte d’Ivoire as well as products manufactured in the Côte d’Ivoire insofar as these services and products are available at competitive conditions of price, quality, guarantees and delivery deadlines.

ARTICLE 11 : EMPLOYMENT OF IVORIAN PERSONNEL

11.1	For the duration of this Agreement, the Mining Company, the Affiliated Companies and the Sub-Contractors undertake the following:

a)	In matters of recruitment to give preference to qualified, skilled and experienced Ivorian staff;

b)	Implement a programme in respect of training and promotion of qualified and experienced Ivorian personnel with a view to making use of this staff in all phases of activity related to this Agreement;

c)	Adhere to labour legislation and agreements arising from relevant texts or future texts and relative to general conditions of work, salary structures, the prevention and compensation of work-related accidents and occupational diseases as well as professional associations and trade unions;

d)	Facilitate housing in the mining project zone for their workers in accordance with labour legislation in effect on the date of signature of the present Agreement;

11.2	From the First Commercial Production Date, the Mining Company and, the Affiliated Companies and Subcontractors undertake to contribute to the following:

a)	the establishment, the increase or improvement of medical and educational infrastructure in order to satisfy the normal needs of workers and their families;

b)	the organising at a local level of leisure facilities for the staff.

11.3	The Mining Company, the Affiliated Companies and the Sub-Contractors will comply with the regulations in force applicable to overtime, to work at night and to work on public holidays or non-working days.

ARTICLE 12 : EMPLOYMENT OF EXPATRIATE PERSONNEL

12.1	The Mining Company, Affiliated Companies and Subcontractors may employ expatriate personnel for their activities in Côte d’Ivoire who in their respective opinions are necessary for the efficient and successful running of Mining Operations.

12.2	The State will facilitate the obtaining of permits and authorisations required for such expatriate personnel including entry and exit visas, work permits and residence permits in accordance with the legislation in force.

The same facilities will be granted to the members of their families except for work permits.

12.3	However, the State reserves the right to refuse entry or residence to nationals of countries hostile to the Republic of Côte d’Ivoire and to people whose presence could compromise security or public order.

ARTICLE 13 : GENERAL GUARANTEES GIVEN BY THE STATE

13.1	The provisions of this Agreement shall have force of law between the Parties and any existing or future legislative or regulatory provision that goes contrary to the provisions of the Agreement shall not be applicable to the Parties or to their beneficiaries envisaged in this Agreement.

However, this undertaking does not extend to any public order provisions in particular those relating to labour, environmental, safety and health law in the mines.

13.2	THE STATE undertakes to guarantee to the Mining Company, as well as to all Affiliated Companies and Subcontractors for the duration of the present Agreement, compliance with the general, legal, administrative, labour, customs, economic, financial and fiscal conditions contained in this Agreement.

13.2	Any more favourable legislative and regulatory measures relative to the mining sector and which may be taken after the date of signature of this Agreement will be applicable to the Mining Company as well as Affiliated Companies and Subcontractors only at their request and duly approved by the State.

13.3	THE STATE guarantees to the Mining Company, for the duration of this Agreement, the free management of Mining Operations, including the marketing of the Product in strict adherence to the regulatory provisions in force at the date of signature of this Agreement.

13.4	The STATE will facilitate Mining Operations by any appropriate means and hereby reassures the Mining Company that Subcontractors employed in terms of the construction and working of Tongon Mine may benefit from the advantages envisaged in the Investment Code, in accordance with the provisions of current regulations.

13.5	THE STATE will facilitate the issuing as soon as possible of all departmental authorisations required for the marketing of the Product. It is agreed that the Mining Company will be authorised to freely and independently negotiate the marketing of the aforesaid Product with any specialised company of its choice on the international and local market.

13.6	THE STATE guarantees the Mining Company and Affiliated Companies that they will not be subject to the seizing or expropriation of their assets or their interests.

However, should circumstances require such measures, the STATE acknowledges that it will be bound to pay a fair compensation for the interests that have been prejudiced in compliance with the principles of international law.

This stipulation does not cover the said companies against any failure or misconduct of which they may be guilty with regard to the regulations in force.

ARTICLE 14 : INSTITUTIONAL AND LABOUR UNDERTAKINGS BY RANDGOLD CI AND THE MINING COMPANY

14.1	For the duration of this Agreement, the Mining Company shall contribute to the training and advanced training of the staff of the General Directorate of Mining and Geology, for the advancement of mining and the strengthening of capacities in the departments in charge of the mining sector.

14.2	For the duration of this Agreement, the Mining Company will facilitate and finance a Social Community Development program with the purpose of making a lasting improvement to the social environment of inhabitants living in the Mining Operations area.

For this purpose the Board of Directors of the Mining Company will establish an annual budget, the use of which will be defined by mutual agreement between the company and representatives of the community coming together in a local development committee and which will include a member of the Ministry of Mines.

A Memorandum of Agreement shall be signed between the parties concerned to specify the terms of their cooperation.

ARTICLE 15: COST OF ELECTRICITY, WATER AND PETROLEUM PRODUCTS

The State guarantees that the Mining Company will have free access to the supply of electricity and water as well as petroleum products according to the conditions below:

15.1	Electricity

For its electricity consumption the Mining Company will benefit from the tariffs negotiated for the development of the mining industry.

15.2	Water

The Mining Company and Affiliated Companies and Subcontractors will benefit from the free use of surface water which is necessary for the Operation of the Mine.

It is acknowledged that the establishment of the necessary infrastructure for this within the Permit Area will be at the cost of the Mining Company.

15.3	Petroleum products and lubricants

Petroleum products, oils and grease necessary for energy production, extraction, transport and processing of ore for the Mining Company are exempt from all taxes and all customs duties during the period of validity of this Agreement.

ARTICLE 16 : TAX SYSTEM

16.1	General principals

16.1.1	The fiscal regime applicable to the Mining Company during the entire period of the Agreement and related to the Mining Operation flows from the tax provisions defined hereafter as well as those of the General Tax Code and the mining regulations in force at the date of the signature of this Agreement.

16.1.2	For the duration of validity of this Agreement, no unilateral modification may be made to any rates, rules on the tax base and levying of taxes, duties and levies envisaged by the Agreement.

The Mining Company may not be subject to any taxes, levies, fees, deductions, duties, contributions and any other charges which may be instituted after the signature of this Agreement.

16.2	Despite the provisions in Article 16.1.1 above, the Mining Company will pay only the taxes, levies and duties as set out below and those mentioned in Articles 16.3 to 16.12 below.

a)	Ad valorem tax

The ad valorem tax payable by the Mining Company, levied at a rate of three percent (3%) is calculated on turnover after deduction of transport, refining and selling costs. Taxes are payable quarterly in arrears, within 15 days.

In accordance with the provisions of the Implementing Decree of the Mining Code, the payment of the ad valorem tax exempts the Mining Company from payment of all taxes related to the export of the Product from the mine and in particular the Single Exit Duty (DUS).

b)	Fixed duties and Surface Fees

The Mining Company is liable for the payment of fixed duties and Surface Fees at the rates and terms contained in the provisions of the Mining Code in force at the date of signature of this Agreement.

c)	Industrial and commercial profits

In accordance with the provisions of Article 5 of the General Tax Code, the Mining Company shall be exempt from taxation on industrial and commercial profits (BIC) and the minimum flat-rate tax during the first five (5) years following actual start of mining defined as the First Commercial Production Date.

At the expiry of this exemption period, the BIC and minimum flat-rate tax rates will be those applicable on the date of signature of this agreement unless the Mining Company applies for more favourable rates in accordance with the provisions of Article 13.2 above.

16.3	The net taxable profit of the Mining Company liable for the tax on industrial and commercial profits will be determined according to the tax provisions in the Mining Code and the General Taxation Code subject to the definitions and modifications mentioned below:

a)	The Mining Company’s liabilities will be constituted both by the shareholders’ debt and/or the debt of Companies Affiliated against the Mining Company as well as by debts to third parties.

b)	The Mining Company will be authorised to debit the operating account with the actual interest paid to third parties as well as to their shareholders and/or Affiliated Companies to the extent to which the interest rates paid to the aforesaid Affiliated Companies do not exceed international market conditions.

c)	The amortization rates applicable will be those determined by the law in force on the date of signature of this Agreement.

The amortization will take effect from the Date of First Commercial Production for the assets acquired before that date.

Redemption in the case of assets acquired after the Date of First Commercial Production will take effect on the date on which the aforesaid assets are put into service.

The amortization calculated during the deficit years may be deferred for purposes of calculating of net profits liable for taxation on profits.

The amounts of deferred redemption will be deducted after deduction of losses brought forward, in the course of the first profitable fiscal year of the Mining Company and subsequent profitable years.

Expenses related to exploration and mining activities which cannot be attributed to redeemable assets will be capitalised and redeemed in a linear way over the shorter of the two following periods: either ten years or the estimated active life of the Mine.

d)	All costs pertaining to technical assistance procured or supplied by MIJL in terms of the operator’s contract so be signed between the Mining Company and the Operator, will be fully deductible for calculating the net annual profit subject to taxation on profits.

e)	The costs relative to sales of products including refining or other processing costs required for the processing of ore into a finished product, penalties for impurities, marketing costs and other commissions, transport, insurance, weighing and analyses of the Product from the Mine will be deductible within the framework of taxable profits of the Mining Company.

16.4	Non-commercial profits

The following are exempt from withholding tax as non-commercial profits: remunerations paid to service providers who do not have a professional residence in Côte d’Ivoire for provision of services exclusively related to Mining Operations and the working of the Deposits.

Exemption from payment of the withholding tax is granted only on condition that services provided are not available in Côte d’Ivoire under conditions of quality and price at least as good as those supplied by non-resident service providers.

16.5	Taxes due in terms of wages and salaries

The Mining Company will pay, on behalf of its staff, the employer’s contribution during the mining phase.

16.6	Occupational Tax

In accordance with the provisions contained in Article 280-7° of the General Tax Code, for the duration of the entire period of the Agreement, mine and quarry licence holders are exempt from occupational taxes solely for the extraction and sale of materials extracted by them.

This exemption may not be extended in any way to the processing of extracted material.

16.7	Land tax and related deductions

The Mining Company is exempt from land tax contributions in respect of constructed properties, as well as road taxes, hygiene and sanitation taxes during the entire period of the Agreement for the Permit Area.

16.8	Value Added Tax (VAT)

During the entire period of the Agreement, the Mining Company is exempt from VAT in respect of foreign services and imports, delivery to themselves, the acquisition of goods and services in Côte d’Ivoire and on sales in relation with the Mining Operations mentioned in this Agreement.

If for whatever reason the said Company was to pay VAT during the period of exemption mentioned in the present Article, the State acknowledges its right to be compensated for any such amounts paid with other taxes or levies for which it may be liable.

16.9	Extraction tax for extracting water in water-bearing areas

Through dispensation of the provisions of Decree no. 89-961 of 30 August 1989 relative to the extraction tax for extracting water in water-bearing areas, enacted in implementation of Article 15 appearing in Chapter V of the fiscal annexure of Act 87-1476 of 18 December 1987 relative to the Finance Act for Management of 1988, the Mining Company is exempt from the extraction tax within the framework of drainage operations in the mine quarry during the entire period of this Agreement.

16.10	Felling Tax

The Mining Company is exempt from Tax on the Felling of Trees within the Permit Area during the entire period of this Agreement.

16.11	Income Tax on Movable Assets

i)	Dividends paid to shareholders of the Mining Company

During the period of exemption from taxes on industrial and commercial profits granted by the provisions of the General Tax Code, the withholding tax rate applied in the case of taxes and duties on the payment of dividends to shareholders of the Mining Company and Affiliated Companies is 18%.

After the period of exemption from the BIC of 5 (five) years laid down in this Agreement, the rate of the tax indicated in the present Article will be 12%

ii)	Tax on Interest of the shareholders’ loans

During the entire period of the Agreement the rate of withholding tax applied in the case of taxes and duties on payment of interest on shareholders’ debt paid by the Mining Company will be 16,5%.

iii)	Interest on term loans

Interest related to financing by RANDGOLD LTD in the form of loans of more than three (3) years for the Development of the deposits will be subject to a withholding tax rate equal to 50% of the standard rate or a rate of 8.25% applicable to loans obtained from financial institutions.

ARTICLE 17 : CUSTOMS SYSTEMS

17.1	During the Development phase

17.1.1	In accordance with the provisions of Article 87 of the Mining Code, the Mining Company is exempt, during the Development or extension phase of the production capacity of the Mine, from all duties and entry taxes including VAT levied on import of equipment, materials and apparatus as well as spare parts which will be used directly and exclusively for Mining Operations.

17.1.2	Equipment, materials, machinery and apparatus as well as spare parts and components which may benefit from the above-mentioned exemption should be included in the Mining List.

17.1.3	Equipment, materials, machinery and apparatus not included in the Mining List, imported by the Mining Company and which could be re-exported or sold after use, will also benefit from the temporary exceptional admission system with the total suspension of import duties and taxes for the entire period of their usage in Côte d’Ivoire.

17.1.4	The Mining Company reserves the right to sell in Côte d’Ivoire the equipment, material, machinery and apparatus which have been imported on condition of payment of duties and taxes which are applicable on the date of the transaction based on the selling value and to comply with all the formalities prescribed by the regulations in force.

17.2	During the Mining period

17.2.1	During the entire Mining period the Mining Company will benefit from the exemption from customs duties and taxes including VAT levied on importation regarding liquid or gas fuels, lubricants, chemical or organic products necessary for energy production and the extraction, transport and processing of ore.

17.2.2	During the entire Mining period the Mining Company will benefit from exemption from VAT levied on the importation of equipment, materials, machinery, apparatus and tools, commercial vehicles and spare parts.

17.2.3	Expatriate personnel from the Mining Company, Affiliated Companies and Subcontractors will benefit from exemption from duties and taxes in respect of personal effects for a period of one (1) year from the time of their initial establishment in the Côte d’Ivoire.

17.2.4	During the mining period, the Product of the mine is exempted from all export duties and tax as well as taxes on turnover on export and all other duties levied on export including the Single Exit Tax (DUS) and stamp duties.

17.2.5	With the exception of the ad valorem tax envisaged in Article 16.2 (a) above, the income from sales of these exports will not be liable for any direct or indirect taxation and the Mining Company may hold the Proceeds in the currency of sales.

17.2.6	On re-export the equipment and material which has been used for mining activities will be exempt from all duties and export taxes.

17.2.7	The Mining Company, Affiliated Companies and Subcontractors will benefit from the immediate removal procedure in the case of their imports of equipment, machinery and apparatus as well as products and consumable materials to be used for Development and/or Mining Activities.

17.2.8	The benefit of all the customs and tax exemptions and concessions envisaged in Article 16 and 17 above is extended mutatis mutandis to all Sub-contractors and Affiliated Companies for their activities and services relating to the Mining Operations.

ARTICLE 18 : FINANCIAL SYSTEM

18.1	The financial system applicable to the Mining Company is that which is defined by the Mining Code in force at the date of signature of this Agreement.

18.2	Subject to the provisions of the Mining Code, of the applicable fiscal and customs legislation and the exchange regulations in force within the West African Economic and Monetary Union on the date of signature of this Agreement, the State guarantees the Mining Company, after the consent of its Board of Directors:

•	The right to borrow funds in Côte d’Ivoire or abroad under conditions freely negotiated with the lenders whether they be financial institutions or not, including the Mining Company’s shareholders,

•

The repayment of all loans contracted with lenders whether financial institutions or not, including shareholders of the Mining Company and Affiliated Companies and the free transfer abroad of the proceeds from the realisation of the guarantees of the aforesaid assistance by financial partners and shareholders of the Mining Company,

•

The free conversion and transfer abroad of the necessary funds in order to guarantee normal and current payments of the principal, interest, costs, bank charges, fees or any other payment of debt to their debtors and suppliers resident in another country, from bank accounts held in Côte d’Ivoire and abroad,

•

The free conversion and transfer abroad of dividends to be distributed to non-Ivorian shareholders and the transfer of all amounts allocated to the repayment of financing obtained from non-Ivorian institutions, and shareholders of the Mining Company, after payment of all taxes and duties envisaged in and payable by virtue of the regulations in force on the date of signature of this Agreement,

•

The free conversion and transfer abroad of profits and funds flowing from the sale or liquidation of assets belonging to the Mining Company after payment of all taxes and duties payable by virtue of the regulations in force on the date of signature of this Agreement,

•

The free conversion and transfer to their country of origin by expatriate personnel of the Mining Company of their salaries and wages or monies resulting from the liquidation of investments in Côte d’Ivoire or the sale of their personal effects as well as subscriptions to be made to retirement, insurance or medical aid funds abroad.

18.3	Notwithstanding the provisions of Article 18.2 above, the State authorises the Mining Company, in terms of this Agreement, to open bank accounts abroad in which the export revenues of the Product will be credited and kept.

ARTICLE 19 : ECONOMIC SYSTEM

19.1	During the entire period of validity of the Agreement, the State undertakes not to take and not to allow any measures whatsoever to be taken which would imply a restriction to the conditions in which the legislation in force on the date of signature of this Agreement allows:

•	The free choice by the Mining Company, Subcontractors and suppliers in the purchase of goods and services, including those established abroad for any imports necessary for the Mining Operations.

However, the Mining Company will make use of suppliers and contractors who are nationals of Côte d’Ivoire or established in Côte d’Ivoire as a priority to the extent to which the services and products proposed are available under competitive conditions in respect of price, quality, guarantees and delivery deadlines which must be at least equivalent to those which can be obtained abroad,

A list of such foreign suppliers and contractors should be lodged with the Mining Department for information and follow-up.

•	The free circulation of materials and goods appearing on the Mining List as well as all products resulting from Mining Operations,

•	The import and free circulation, according to current regulations, of chemical products necessary for the processing of ores, of which a list is attached in Annexure V to this Agreement,

•	The implementation of contracts, it being specified that in accordance with regulations in force, these contracts must be drawn up at reasonable prices in relation to the world market.

All contracts between the Mining Company and/or its shareholders and the Affiliated Companies will be concluded under conditions which cannot be more advantageous than the conditions of a contract negotiated with third parties.

ARTICLE 20 : ADMINISTRATIVE GUARANTEES RELATIVE TO LAND AND MINING

20.1	The STATE guarantees the Mining Company access, occupation and use of all land, infrastructure and public services within the Permit Area which may be necessary for mining activities on the deposits which are the object of the Mining Permit granted in terms of the present Agreement.

20.2	The Mining Company, with the assistance of the State, will relocate the people whose presence on the above-said land is an obstacle to mining activity.

The occupation and use of public land within the Permit Area shall not make the Mining Company liable for the payment of any taxes, duties, contributions, fees, deductions or charges of any kind, nor to the payment of any compensation other than that envisaged in this Agreement insofar as no damage arises.

20.2	The Mining Company, with the assistance of the State, shall relocate any inhabitants whose presence of the said land hinders mining activities.

The Mining Company will be required to pay fair or negotiated compensation to the aforesaid people as well as compensation for any loss or inconvenience or damage which their activities could cause the holders of title to the land, title to occupation, customary rights or any beneficiaries of any rights of whatever nature.

The Mining Company undertakes to implement all forms of negotiation in order to achieve an amicable settlement with the help of the State.

20.3	In order to implement the objectives outlined in this Agreement, the Mining Company is authorised to use materials from its extraction activities and the elements which are found within the limits of the Permit Area according to legislation in force.

20.4	The Mining Company, Affiliated Companies and Subcontractors shall have the use of road, rail, air, electricity, hydroelectric and telecommunications infrastructure for their Mining Operations similarly to any user.

20.5	The Mining Company, Affiliated Companies and Subcontractors are authorised in the event where they believe it to be necessary within the framework of their operations, to construct and/or put in place and use infrastructure.

The expenses incurred in this case will be considered as expenses which are deductible from the gross income of the Mining Company.

The STATE undertakes to issue the necessary authorisations relative to the construction and/or the setting up and use of the aforesaid infrastructures.

Any infrastructure erected or put in place by the Mining Company shall automatically be its own property.

When the working of the mine comes to an end, this infrastructure shall be transferred to the State free of charge in accordance with the provisions of the Mining Code, at no cost to the Mining Company.

20.6	The Mining Company, may at its discretion, open for the public any road infrastructure built by it within the boundaries of the mine except if this opening constitutes an obstacle to the smooth running of Mining Operations.

ARTICLE 21: PROTECTION OF THE ENVIRONMENT AND CULTURAL HERITAGE

21.1	The Mining Company, the Affiliated Companies and the Subcontractors will preserve, as much as possible, any infrastructure used.

All deterioration beyond the normal use of public infrastructure and which is clearly attributable to the Mining Company, the Affiliated Companies and the Subcontractors must be repaired.

21.2	The Mining Company, the Affiliated Companies and the Subcontractors undertake to:

a)	Adhere in all points to the legislation in force relative to dangerous waste materials, natural resources and the protection of the environment;

b)	Carry out a study on the environmental impact;

c)	Periodically, for the duration of mining activities, monitor the quality of water, soil and air on the worksite and in neighbouring zones according to a pre-established program;

d)	Restore excavated land according to internationally accepted customs in the mining industry;

e)	Avoid all discharge of solutions with a rate of contamination per litre which is higher than international standards in the mining industry and in the Côte d’Ivoire.

f)	In accordance with the legislative and regulatory measures in force, monitor all discharges of solutions, toxic chemical products and noxious substances in the soil and in the air;

g)	Neutralise and monitor in an efficient way all waste materials in order not to have a negative and inordinate impact on climatic conditions, the soil, vegetation and water resources within the Permit Area and neighbouring areas;

h)	Adhere to the full implementation of its rehabilitation programme in respect of the environment approved by the STATE.

i)	According to the provisions of Article 85 of the Mining Code, as soon as Mining starts, open an environmental rehabilitation account in a public financial institution designated by decree.

This account will be exclusively used for expenses related to the environmental rehabilitation programme at the end of mining operations. The amounts to be deposited into the environmental account during the life of the mine will be determined by the mining authorities and will be exempt from all taxes and duties.

21.3	If during the course of Mining Operations any items of national cultural heritage were to be revealed, the Mining Company undertakes to inform the administrative authorities who will as soon as possible take the necessary measures in consultation with surrounding inhabitants to move these objects.

The Mining Company undertakes to participate in the costs, within reason, of transferring these objects that have come to light.

ARTICLE 22 : DISPOSAL – SUBSTITUTION

22.1	One of the Parties may, with the prior written agreement of the other, cede all or part of the rights and obligations which it acquired by virtue of this Agreement including its participation in the Mining Company to other legal entities who are technically and financially qualified.

In this case, the transferees will have to accept all the rights and obligations of the assignor arising from this Agreement as well as all rights and obligations resulting from participation in the Mining Company.

Concerning the interest of a Party in the Mining Company, the other Party has a pre-emptive right.

22.2	The transfer by one Party to an Affiliated Company of all or part of its rights resulting from this Agreement or from its participation in the Mining Company is free, it being agreed that all transfers are subject to the prior agreement of the STATE.

If within a period of sixty (60) days from the notification to the STATE of such a proposed disposal together with all relevant information relating (i) to the structure of the disposal and to the transferee’s person as well as (ii) the draft disposal agreement, the latter has not made known its decision, this disposal will be considered to have been approved by the STATE.

PART III – FINAL PROVISIONS

ARTICLE 23 : ARBITRATION – SETTLEMENT OF DISAGREEMENTS

23.1	All disagreements or disputes flowing from this Agreement will first of all be settled amicably within a period of three (3) months from the date of written notification of the dispute by one Party to the other.

If within a time period of three (3) months from the date of notification of the disagreement, the Parties have not been able to resolve the disagreement, or to agree on the appointment of a third party conciliator, the matter will be submitted at the request of the most diligent Party for arbitration on the substance or in a case of urgency, by a summary arbitration judgment to the International Centre for the Settlement of Disputes relative to Investments (ICSID) according to regulations in force and determined by the Agreement on the Settlement of Disagreements between States and Nationals of other States, this agreement having been signed and ratified by the Côte d’Ivoire.

23.2	The court will comprise three (3) arbitrators appointed in accordance with this regulation. The appointed arbitrators must be of a nationality other than that of the Parties and they must have proven experience in mining matters.

The place of the arbitration will be Paris. The language used during the procedure will be the French language and the applicable law will be the law of the Côte d’Ivoire.

23.3	The arbitration court judgement which will be final, will be imposed on the Parties and will be immediately enforceable by all relevant jurisdictions.

The STATE herewith makes it known that it will not cite immunity of jurisdiction or implementation concerning any procedures relative to the implementation of the arbitration judgement constituted in accordance with the above stipulations, including immunity of notification.

23.4	The Parties undertake to implement without delay the judgement handed down by the arbitrators and relinquish all appeals.

Arbitration fees will be borne by the losing Party.

23.5	For the purposes of arbitration the Parties agree that Mining Operations as defined in this Agreement shall constitute an investment.

In the event where, for whatever reason, the ICSID should declare itself incompetent or refuse to arbitrate, the dispute will then be finally resolved according to the arbitration regulations of the Paris International Chamber of Commerce (ICC).

Arbitration will then be handed down by three (3) arbitrators appointed according to the regulations on arbitration of the ICC. The arbitrators appointed according to this regulation must be of a nationality other than that of the Parties and they must have proven experience in mining matters.

23.6	Recourse to arbitration suspends all other measures tending to terminate this Agreement or to cause the implementation of any provision of this Agreement to fail.

The implementation by the Parties of their obligations arising from the Agreement will not be suspended during the arbitration period.

ARTICLE 24 : APPLICABLE LAW

The Agreement will be applied and interpreted in accordance with the laws of the Côte d’Ivoire.

ARTICLE 25 : COMING INTO FORCE

25.1	This Agreement will come into force after its signature by the Parties on the Development date to cover the period of construction already executed.

25.2	The tax and customs provisions set out in Articles 16 and 17 of this Agreement shall as far as possible be legalised by a tax annexure to a Finance Act or by an Order issued by the President of the Republic of by any other deed with legislative value.

The failure to legalise the tax and customs provisions of this Agreement under the conditions set out above shall not hinder the implementation of the said provisions to the advantage of the Mining Company from the coming into effect of this Agreement.

ARTICLE 26 : DURATION

Provided there is no early termination, the duration of this Agreement will correspond to the duration of mining activities on the Mine as mentioned in the Feasibility Study unless an extension is granted in accordance with the provisions of the Mining Code.

ARTICLE 27 : MODIFICATION – REVISION

27.1	Any clause for which provision is not made in this Agreement can be proposed by any one of the Parties and will be considered carefully.

Each party will attempt to reach a mutually acceptable solution following which the aforesaid clause will be the object of a codicil signed by each Party and annexed to this Agreement.

27.2	The rights and obligations of the Parties resulting from this Agreement attempt to establish an economic balance between the Parties at the time of signature of the aforesaid Agreement.

If in the course of the implementation of the Agreement very significant variations in economic conditions were to impose significantly heavier costs on one or other of the Parties than those anticipated at the time of signature of the Agreement, the Parties agree to re-examine these provisions in a spirit of objectivity and fairness in order to regain the initial balance.

For the Parties, this clause implies a simple obligation to re-negotiate with a view to a possible re-adaptation of the Agreement. Except for a definite agreement between the Parties, the Agreement will remain in force and will continue to be effective during the period of re-negotiation.

ARTICLE 28 : RELINQUISHMENT – PARTIAL NULLITY – RESPONSIBILITY

28.1	Except for an explicit written relinquishment, the fact that one party does not exercise all or part of the rights which have been conferred on it in terms of the Agreement will in no way constitute a relinquishment of the rights which it has not exercised. This relinquishment will indicate clearly the exact nature of the aforesaid relinquishment.

Not raising a violation of the Agreement cannot be considered as having relinquished the possibility of invoking other violations.

28.2	If any of the stipulations of the Agreement were to be declared or deemed null and void and non-applicable in its entirety or in part for whatever reason, such a fact will not lead to the revocation of the Agreement which will remain in force.

28.3	If one of the Parties considers itself to have been prejudiced by the invalidity of one or more clauses, this Party will have the right to request a revision of the relevant stipulations in the Agreement. The Parties will then attempt to agree on a fair solution.

ARTICLE 29 : FORCE MAJEURE

29.1	No delay or default by one Party in the implementation of any of its obligations arising from the Agreement will be considered as a violation of the said Agreement if this delay or default is due to a case of force majeure.

29.2	In terms of the present Agreement, the following should be understood as case of force majeure: any event, acts or circumstances that are independent of the will of a Party such as wars or conditions attributable to war, uprising, social unrest, blockade, embargo, strike or other labour conflicts, as well as riots, epidemics, earthquakes, floods or other bad weather, explosions, fire, lightening, government actions or acts of terrorism.

It is intended by the Parties that the term force majeure should be interpreted in accordance with the principles and usage of international law.

29.3	The Party directly affected by this force majeure will notify the other Party as quickly as possible and will provide an estimate of the duration of the situation of force majeure as well as all detailed and useful information.

29.4	In the event of force majeure this Agreement will be suspended.

In the event where this Agreement is suspended totally or partially because of a case of force majeure previously ascertained by the Mining Department, the validity of the relevant mining rights as well as the validity of the Agreement shall be extended by a period of time corresponding to the delay.

29.5	All obligations other than those affected by force majeure will continue to be met in accordance with the stipulations of the Agreement.

29.6	On cessation of an event qualifying as force majeure, the rights and obligations of the Mining Company according to the Agreement will once again resume their full and entire effect as soon as normal mining activities are resumed.

ARTICLE 30 : REPORTS AND INSPECTIONS

30.1	The Mining Company will furnish the reports envisaged at its own expense according to mining regulations.

30.2	The duly authorised representatives of the STATE will be able to inspect all facilities, equipment, material and all documents relating to Mining Operations at any time during normal working hours and without disrupting the activities of the Mining Company which will be informed in advance and in writing of such a visit.

Furthermore, the Mining Company may be subject to unannounced visits by duly authorised State bodies.

30.3	For the duration of the Agreement the Mining Company undertakes to:

•

Keep accounting records in Côte d’Ivoire which are honest, true and detailed, regarding operations which will be accompanied by supporting documentation which will enable their accuracy to be verified. These accounting records will be open for inspection by representatives of the STATE mandated for that purpose;

•	To allow the monitoring by duly authorised State representatives of all accounts or records abroad which are related to operations in Côte d’Ivoire.

The STATE reserves the right to audit the Mining Company.

30.4	The Parties undertake to treat all data and information of any kind whatsoever in the context of the Mining Operations, obtained either verbally or in writing, as strictly confidential. The Parties agree not to divulge this information without prior written agreement of the other Party.

30.5	The Parties undertake to use the documents, data and other information of which they have knowledge in the context of this Agreement only for purposes of implementation of this Agreement and to communicate them exclusively to the following:

•	The administrative authorities in accordance with regulations in force;

•	An Affiliated Company of one of the Parties in the Agreement;

•	A financial institution in the context of any loans applied for by one of the Parties for reasons directly related to this Agreement;

•	Independent or sub-contracting consultant accountants of the Parties whose activities relative to operations would require such disclosure;

•

Independent chartered accountants or legal consultants from each of the Parties exclusively for the aim of enabling them to effectively carry out their services concerning questions relevant to this Agreement.

ARTICLE 31 : SANCTIONS AND PENALTIES

Sanctions and penalties applicable within the framework of this Agreement are those contained in the legislative and regulatory texts in force.

Should any party to this Agreement violate any of the stipulations of the Agreement, the other Party should issue a notification to this effect in writing.

The transgressing Party will have thirty (30) days to take the necessary actions to rectify the situation.

Failing this, the Party should submit within the following 30 days, a plan which, to the mutual satisfaction of both Parties, could be reasonably expected to rectify the transgression.

ARTICLE 32 : NOTIFICATION

All communications and notifications relative to this Agreement will be made by registered mail with acknowledgement of receipt or handed over in person against receipt to the following addresses:

FOR THE GOVERNMENT OF THE REPUBLIC OF COTE D’IVOIRE:

•	The Minister of Mines and Energy

BPV 50 Abidjan

Republic of the Côte d’Ivoire

•	The Minister of Economic Affairs and Finance

BP V 103 Abidjan

Republic of the Côte d’Ivoire

FOR RANDGOLD CI SARL:

Randgold Resources Côte d’Ivoire - SARL

01 BP 1216 Abidjan 01

Republic of the Côte d’Ivoire

ARTICLE 33 : LANGUAGE OF THE CONTRACT AND MEASURING SYSTEM

33.1	This Agreement has been drawn up in the French language. All reports or other documents within the framework of its application must be written in the French language.

33.2	The measuring system applicable within the framework of this Agreement is the metric system.

ARTICLE 38 : ADDITIONAL STIPULATIONS

In the event of divergent interpretations between the provisions of this Agreement and those of the Mining Code, the provisions of this Agreement will take precedence on condition that the spirit of the legislator has been preserved.

In witness whereof, the Parties signed the present Agreement at Abidjan, on                     .

in FIVE (05) original copies, of which 2 will be used for registration

FOR THE STATE OF COTE D’IVOIRE

The Minister of Mines and Energy	The Minister of Economic Affairs and Finance

Mr Augustin KOUADIO COMOE	Mr Charles Koffi DIBY

FOR

RANDGOLD RESOURCES CI SARL AND RANDGOLD RESOURCES CI LTD

Dr Dennis Mark BRISTOW	Dr Dennis Mark BRISTOW

ANNEXURES

ANNEXURE I

DECREE AWARDING THE EXPLORATION PERMIT (PR 92)

ANNEXURE II

ORDER PERTAINING TO THE FIRST RENEWAL OF THE EXPLORATION PERMIT (PR92)

ANNEXURE III

ORDER PERTAINING TO THE SECOND RENEWAL OF THE EXPLORATION PERMIT (PR92)

AND LETTER EXTENDING THE VALIDITY OF PR 92

ANNEXURE IV

DECREE AWARDING THE MINING PERMIT (PE 34)

ANNEXURE V

LIST OF CHEMICAL PRODUCTS